SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  May, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Quarterly Review: Telecomunicações de São Paulo S.A. - Telesp" dated on March 31, 2008.

Quarterly Review

Telecomunicações de São Paulo S.A. -TELESP

Quarter ended March 31, 2008 with Review Report of Independent Auditors

(A free translation of the original issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

QUARTERLY INFORMATION

March 31, 2008

Contents

Review Report of Independent Auditors	1
Balance Sheets	2
Statements of Income	4
Notes to Quarterly Information	5
Management Comments on Consolidated Performance	38

REVIEW REPORT OF INDEPENDENT AUDITORS

(A free translation of the original report issued in Portuguese)

To the Board of Directors and Shareholders

Telecomunicações de São Paulo S.A. - TELESP

São Paulo – SP

We have reviewed the Quarterly Information (ITR) (Parent Company and Consolidated) of Telecomunicações de São Paulo S.A – TELESP and its subsidiaries for the quarter ended March 31, 2008, which comprised the balance sheet, the statement of income, the report on the Company’s performance and explanatory notes, prepared under Management’s responsibility.

Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Public Accountants - IBRACON, in conjunction with the Federal Accounting Council, mainly comprising: (a) inquiries of and discussions with the officials responsible for the Company and subsidiaries’ accounting, financial and operational areas, as to the main criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that had or might have had relevant effects on the Company financial position and operations.

Based on our review, we are not aware of any material modifications that should be made to the above mentioned Quarterly Information (Parent Company and Consolidated), for it to be in conformity with the accounting practices adopted in Brazil, applied consistently with the standards established by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), specifically applicable to the preparation of Quarterly Information, including the Public Announcement to the Market on January 14, 2008.

As mentioned in Note 3, on December 28, 2007, Law No. 11,638 was enacted effective from January 1, 2008. This Law amended, revoked and introduced new aspects to Law No. 6,404/76 (Brazil’s Corporation Law), and will bring changes to the accounting practices adopted in Brazil. Although this Law has become effective, its main changes are subject to specific regulation on the part of competent authorities before they can be fully adopted by the legal entities. Accordingly, during this transition phase, CVM, through a Public Announcement to the Market on January 14, 2008, permitted legal entities not to adopt the provisions of Law No. 11,638 in the preparation of their Quarterly Information (ITR). Thus, the accounting information included in the ITR for the quarter ended March 31, 2008 was prepared in accordance with specific CVM instructions and does not reflect the changes in accounting practices introduced by Law No. 11,638/07.

São Paulo (SP), April 24, 2008 ERNST & YOUNG Auditores Independentes S.S. CRC-2SP015199/O-6

Luiz Carlos Marques Accountant CRC-1SP147693/O-5

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS

March 31, 2008 and December 31, 2007 (In thousands of reais – R$)

(A free translation of the original report issued in Portuguese

| | Note | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | | 03/31/08 | 12/31/07 | 03/31/08 | 12/31/07 |
| **Assets** | | | | | |
| Current assets | | **4,876,541** | 4,997,732 | **5,165,033** | 5,202,262 |
| Cash and cash equivalents | **4** | **820,930** | 845,805 | **897,838** | 933,275 |
| Trade accounts receivable, net | **5** | **2,663,911** | 2,700,775 | **2,840,510** | 2,832,050 |
| Deferred and recoverable taxes | **6** | **940,419** | 1,023,430 | **1,046,163** | 1,117,982 |
| Inventories | **7** | **94,076** | 99,690 | **125,614** | 125,004 |
| Other | **8** | **357,205** | 328,032 | **254,908** | 193,951 |
| Noncurrent assets | | **13,401,744** | 13,608,613 | **13,479,728** | 13,722,372 |
| Deferred and recoverable taxes | **6** | **525,795** | 525,383 | **543,021** | 539,371 |
| Escrow deposits | **9** | **562,205** | 532,558 | **564,951** | 534,914 |
| Other | | **288,485** | 213,901 | **160,278** | 151,624 |
| Investments | **10** | **1,660,758** | 1,660,613 | **1,100,972** | 1,115,264 |
| Property, plant and equipment, net | **11** | **9,386,370** | 9,632,563 | **10,084,929** | 10,280,707 |
| Intangible assets, net | **12** | **763,075** | 813,180 | **802,627** | 861,617 |
| Deferred charges | **13** | **215,056** | 230,415 | **222,950** | 238,875 |
| Total assets | | **18,278,285** | 18,606,345 | **18,644,761** | 18,924,634 |

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

Three-month periods ended March 31, 2008 and December 31, 2007

(In thousands of reais – R$, except earnings per share)

(A free translation of the original report issued in Portuguese

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

March 31, 2008

(In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

1. Operations and Background

a) Controling shareholders

Telecomunicações de São Paulo S.A. - Telesp (formerly Telesp Participações S.A. -TelespPar - “TelespPar”), is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, telecommunications industry leader in Spain and present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of March 31, 2008, holds total indirect interest of 87.95% of which 85.57% are common shares and 89.13% are preferred shares.

b) Operations

The Company’s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo mainly in the São Paulo township, the biggest city of Brazil, under Fixed Switch Telephone Service Concession Agreement - STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil. The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy brand and, more recently, cable TV services via satellite in all the country. (Telefônica Digital TV).

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

c) The STFC concession agreement

The Company is a concessionaire of the Fixed Switch Telephone Service (STFC) to render local and domestic long-distance calls originated in Region 3, which comprises the largest part of the State of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

1. Operations and Background (Continued)

c) The STFC concession agreement (Continued)

The Concession Agreement’s renewal, dated December 22, 2005, in force since January 1, 2006, awarded as an onerous title, will be valid until December 31, 2025.

However, the agreement can be reviewed on December 31, 2010, 2015 and 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in force by that moment.

The Concession Agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force by that moment. On March 31, 2008, the net book value of reversible assets is estimated at R$7,489,645 (R$7,187,898 in 2007), comprised mainly of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Every two years, during the agreement’s new 20-year period, public regime companies will have to pay a renewal fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. The first payment of this biannual fee has occurred on April 30, 2007 by value of R$224,760 based on the 2006 STFC net revenues. The next payment is schedule to April 30, 2009.

d) Subsidiaries

The following table lists the Company’s subsidiaries and the related ownership interest held in total capital:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

2. Corporate Restructuring in 2007 and 2008

a) Acquisition of Navytree Participações S.A.

On October 31, 2007, ANATEL concluded the regulatory analysis of the association between Abril Group and the Company and, on October 29, 2006, approved such operation.

Accordingly, the Company acquired 100% of the capital of Navytree Participações S.A., a company that owns interests in companies providing subscription TV services. A Navytree holds the following ownership interests at the acquisition date:

The final acquisition price of Navytree totaled R$909,065, with the amount payable to Abril Group at March 31, 2008 totaling R$300,791 (R$293,790 at December 31, 2007), R$277,151 of which (R$270,000 at December 31, 2007) is kept in a financial investment in the name of the Company (Note 20).

b) Capital increase in Navytree Participações S.A.

On February 29, 2008, the Company paid capital to Navytree with shares held in the capital of A.Telecom. As a result of this operation, A.Telecom has become a wholly-owned subsidiary of Navytree.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

3. Presentation of the Quarterly Reviews

The individual and consolidated quarterly information as of March 31, 2008 was prepared in accordance with accounting practices adopted in Brazil, with comprise, among others, the rules applicable to concessionaires of public telecommunications services and the accounting standards and procedures established by the Brazilian Securities Commission (CVM), that are consistent with the rules adopted to prepare the financial statements for the latest fiscal year. Quarterly information shall be analyzed together with the referred financial statements.

Assets and liabilities are classified as “current” when their realization or liquidation will probably occur in the next twelve months. Otherwise, they will be classified as non-current assets and liabilities.

Accounting estimates are considered for the quarterly financial information preparation process. Such estimates are based on objective and subjective factors according to management’s judgment for the appropriate amounts to be recorded in the quarterly financial information.

Transactions, which involve estimates mentioned above, may result in amounts different those recorded in the quarterly financial information when realized in subsequent periods due to inaccurate results regarding the estimate process. The Company revises its estimates and assumptions periodically.

The consolidated quarterly financial information includes the accounts and transactions of controlled affiliates, according to the corporate participation described in the note 1.d.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings between the Company and your subsidiaries have been eliminated.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

 March 31, 2008

 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

3. Presentation of the Quarterly Reviews (Continued)

Changes in Brazil’s Corporation Law (6,404/76)

On January 1, 2008, Law No. 11,638 became effective substantially amending the Chapter XV of Law No. 6,404 (Corporation Law), which addresses the Financial Statements. Several changes are subject to specific regulation on the part of competent authorities in order to be applied. Adoption of the changes introduced by this Law and their related impacts on the financial position and results of operations of the Company and subsidiaries depend on specific regulations and will be disclosed in the course of 2008.

The Quarterly Information as of March 31, 2008 was prepared in accordance with the current regulation established by the Brazilian Securities Commission (CVM), in line with the regulations adopted to prepare the financial statements for the latest fiscal year, therefore not including, the changes introduced by Law No. 11,638.

4. Cash and Cash Equivalents

Short-term investments are indexed under CDI (Certificate for Inter-bank Deposits) rate variation, which are readily liquid and maintained with reputable financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

 March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

5. Trade Accounts Receivable, Net

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

6. Deferred and Recoverable Taxes

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

6. Deferred and Recoverable Taxes (Continued)

Deferred income and social contribution taxes

Considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable profit discounted to present value based on a technical and feasibility business plan, approved by the Board of Directors on December 10, 2007, as provided for CVM Instruction No. 371/2002, the Company estimates the realization of the deferred taxes as follows:

The recoverable amounts above are based on projections subject to changes in the future.

Merged tax credit

Generated from the acquisition of investment from Figueira Administração e Participações S.A. in 2001, which held telecommunications network operating assets of Banco Itaú S.A. as well as the investments at Galáxia Administrações e Participações S.A., a company that owns the Multimedia Communication Service (SCM) authorization.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

6. Deferred and Recoverable Taxes (Continued)

Merged tax credit (Continued)

The book entries maintained for Company’s corporate and tax purposes were based on specific goodwill and provision accounts (merged), and the corresponding amortization, provision reversal and, the tax credit realization are as follows:

As presents above, goodwill amortization, net of provision reversal and of the corresponding tax credit, do not affect the net income of the period.

For presentation purposes, the net amount of R$93,527 (R$65,469 under non-current assets and R$28,058 under current assets), basically represented by merged tax credit, was classified in the balance sheet as deferred and recoverable taxes. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses, and the related tax credit is recognized as provision for income and social contribution taxes.

7. Inventories

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

 March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

7. Inventories (Continued)

The allowance for reduction to recoverable value and obsolescence takes into account timely analyses carried out by the Company.

8. Other Assets

9. Escrow Deposits

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

 March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

10. Investments

Breakdown of goodwill (negative goodwill) on investment acquisition, net of amortization, is as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

10. Investments (Continued)

The Company’s equity in subsidiaries is as follows:

11. Property, Plant and Equipment, Net

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

11. Property, Plant and Equipment, Net (Continued)

12. Intangible Assets Net

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

12. Intangible Assets Net (Continued)

13. Deferred Charges

Deferred charges as of March 31, 2008 and December, 31, 2007 are as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

14. Loans and Financing

The loan obtained from the National Bank for Social and Economic Development (BNDES) includes covenants relating to financial ratios, which have been fully met as of date.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

14. Loans and Financing

(*) Loans in foreign currency are as follows:

15. Debentures

Debenture conditions were renegotiated on September 1, 2007, final date of the first Remuneration period and open of the second Remuneration period. This period is expected to end on the debentures maturity date, on September 1, 2010. Debentures are subject to interest payable on a quarterly basis.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

16. Taxes Payable

17. Payroll and Related Charges

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

18. Dividends and Interest on Shareholders’ Equity

19. Reserves, Net

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management regularly assesses the risk level of each legal claim in order to adopt the adequate accounting treatment. Based on the opinion of its legal advisors, the Company’s management establishes provisions for the cases whose unfavorable outcome is deemed probable. The table below shows the breakdown of reserves by nature and activities during the first quarter of 2008:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

19. Reserves, Net (Continued)

19.1. Labor contingencies and reserves

The Company has several reserves related to labor claims, amounting to R$472,001, consolidated, to cover cases considered as probable of losses. The amounts involved and respective risk levels are as follows:

These contingencies involve several lawsuits, mainly related to wage and equivalence differences, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

19. Reserves, Net (Continued)

19.2 Tax contingencies and reserves

The Company, based on the assessment of the Company’s legal counsel and management, a reserve for tax contingencies amounting to R$184,759 was recorded on March 31, 2008.

In the first quarter of 2008, there were no significant changes in tax provisions and contingencies as compared to those disclosed in the latest annual financial statements.

19.3 Civil contingencies and reserves

The Company has recorded several provisions for civil suits in the total amount of R$231,406.

As of March 31, 2008, the Company has a provision of R$95,836 for fines relating to Administrative Proceedings filed by ANATEL against Telesp, R$46,424 of which was recognized in the quarter, considered by the legal advisors as a probable risk of loss.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

20. Other Liabilities

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

21. Shareholders’ Equity

Capital

As of March 31, 2008 and December 31, 2007, paid-up capital is R$6,575,198. Subscribed and paid-up capital is represented by shares with no par value, held as follows:

Dividends – Net income on December 31, 2007

On March 26, 2008, the General Shareholders’ Meeting approved dividends based on the accumulated earnings and dividends and interest on shareholders’ equity prescribed in 2007, as included in the balance sheet as of December 31, 2007, in the amount of R$350,938.

Dividends per share are as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

 March 31, 2008

(In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

21. Shareholders’ Equity (Continued)

These dividends were assigned to holders of common and preferred shares, as presented in the Company’s records by the end of March 26, 2008, and will be paid until December 22, 2008 on a date to be defined and disclosed accordingly.

22. Net Operating Revenue

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

22. Net Operating Revenue (Continued)

Tariff adjustments affecting recorded revenue

On July 17, 2007, the National Telecommunications Agency (ANATEL) approved the annual tariff adjustment for the Fixed Switched Telephone Service (STFC):

Basic Local Plan: 2.21%

Basic National Long-Distance Plan: 2.21% on average

Local VC-1 calls: 3.29%

National Long-Distance VC-2 and VC-3 calls: 3.29%

23. Cost of Services Provided

24. Selling Expenses

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

 March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

25. General and Administrative Expenses

26. Financial Income (Expenses)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

27. Other Operating Income, Net

28. Non-operating Income, Net

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

 March 31, 2008

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

29. Income and Social Contribution Taxes

Reconciliation of tax expenses and standard rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in March 31, 2008 and December 31, 2007 are shown in the table below:

Deferred tax assets and liabilities are shown in Notes 6 and 16, respectively.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

30. Transactions with Related Parties

The principal balances with related parties are as follows:

Trade accounts receivable include receivables for telecommunications services, mainly represented by Vivo S.A. and Atento Brasil S.A. related with long-distance services.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

30. Transactions with Related Parties (Continued)

Other intercompany receivables in current and non-current assets comprise credits from Telefónica Internacional S.A., Telefônica Serviços Empresariais do Brasil Ltda. Telefónica S.A., Vivo S.A., Colômbia Telecom among other related parties, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Vivo S.A. and TIWS Brasil S.A.. We also highlight the rendering of administrative services in the accounting, financial, human resources, property, logistics and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.

Revenue from telecommunications services comprises mainly billing to Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

The cost of services provided refers mainly to expenses on interconnection and traffic services (mobile terminal) provided by Vivo Group S.A., system maintenance services for internet operation provided by Terra Networks Brasil S.A. and call center management services provided by Atento Brasil S.A.

31. Post-Retirement Benefit Plans

The Company maintains the same post-employment benefit plans disclosed in the latest annual financial statements.

In the first quarter of 2008, the Company made contributions to the PBS Telesp Plan in the amount of R$9 (R$13 in the same period of 2007) and to “Visão” Telesp plan in the amount of R$5,189 (R$6,136 in the same period of 2007).

A.Telecom individually sponsors two defined contribution plans: “Visão” Assist Benefits Plan, similar to that of Telesp, and Visão A.Telecom Benefits Plan, which cover 36% of its employees. The sponsor’s basic and additional contributions to Visão A. Telecom Benefits Plan correspond to 30% of participants’ basic and additional contributions. A.Telecom contributions to such plans, amount to R$45 (R$159 in the same period of 2007).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

31. Post-Retirement Benefit Plans (Continued)

Telefonica Data S.A. (former Telefonica Empresas S.A.) individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefits Plan. The contributions made to this plan in 2008 amount to R$163 (R$204 in the same period of 2007).

The table below shows the actuarial deficit recorded at March 31, 2008 and December 31, 2007 for the following post-employment plans:

The other plans sponsored by the Company and its subsidiaries record an actuarial surplus (PBS-A, PBS Telesp, Visão Telesp and Visão Telefônica Empresas) and are not recorded in accounting, with the latest actuarial valuation occurred in December 2007.

32. Insurance (unaudited)

The Company and its subsidiaries’ polices as well as that of the Telefónica Group includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. In this context, Telecomunicações de São Paulo S.A. – Telesp complies with the Brazilian legislation for contracting insurance coverage.

The major insurances contracted by the Company are shown below:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

33. Financial Instruments

Carrying and market values of financial instruments as of March 31, 2008 and December 31, 2007 are as follows:

The discounted cash flow method was used to determine the market value of loans, financings, debentures and derivatives (exchange and interest rate swap) considering expected settlement of liabilities or realization of assets at the market rates prevailing at balance sheet date.

The Company has a total direct and indirect interest of 1.13% in Portugal Telecom and 0.52% in Zon Multimédia valued by the cost method. The investment at market value is based on the last quotation of March 2008 from the Lisbon Stock Exchange for Portugal Telecom and Zon Multimédia equivalent to €7.36 (€8.93 in December 2007) and €7.29(€9.55 in December 2007) respectively:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

33. Financial Instruments (Continued)

The principal market risk factors that affect the Company’s business are detailed below:

a) Exchange rate risk

As of March 31 2008, 17.92% (28.90% on December 31, 2007) of the debt was denominated in foreign currency (U.S. dollar and yen); 99.30% (100.09% on December 31, 2007) of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). As of March 31, 2008, transactions with derivatives generated a consolidated positive result of R$34,233. As of March 31, 2008, the Company recorded a liability of R$80,657 to reflect the net position of derivatives as of date.

The book and market values of the Company’s exposure to the exchange rate risk as of March 31, 2008 and December 31, 2007 are as follows:

b) Interest rate risk

To prevent against the exchange risk and variable interest rates on these foreign currency debts (Libor), the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI (Inter-bank Deposit Certificate), in a way that the Company’s financial result is affected by the CDI variation. The balance of loans and financiang also includes debentures issued in 2004 with interest based on the variation of the CDI of R$1,512,342 (R$1,512,357 as of December 31, 2007), as described in Note 15.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

33. Financial Instruments (Continued)

b) Interest rate risk (Continued)

The Company invests its excess cash with a view to reducing its exposure to local interest rate fluctuations (CDI) in the total amount of R$897,103 (R$384,648 as of December 31, 2007), mainly in short-term instruments, based on the CDI variation, which also reduces such risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

As of March 31, 2008, the Company had swap transactions – CDI at fixed rate, to partially hedge against fluctuations in internal interest rates. Hedge operations amounts contracted total R$50,000 generated a net consolidated positive result of R$2 on the quarter and this temporary earnings is recorded in income. The Company also contracted swap transactions - CDI + 0.35% of CDI percentage swap with amount of principal of R$1,500,000 with identical flows of those of debentures issued by the Company and maturity in 2010, which generated net positive result of R$21.

c) Debt acceleration risk

As of March 31, 2008, the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. The Company has fully complied with these restrictive clauses, and such covenants do not restrict its ability to conduct its ordinary course of business.

d) Credit risk

As of March 31, 2008, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among reputable financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

March 31, 2008

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1. Accumulated net operating revenues to March 2008 amount to R$3,843.7 million, an increase of R$137.1 million, or 3.7%, over the R$3,706.6 million reported in the same prior year period. This increase was mainly due to the expansion of Speedy services, to the increase in revenues from national long-distance services, to the pay-TV services launched in 2007, in addition to the performance of other revenues, including IT workstation services and digital network services. These effects were partly offset by the decrease in revenues from local and international long-distance services and in subscription fees, the latter resulting from the decrease in the average plant in operation and from the increase in alternative fixed-telephony plans with lower subscription fees.

2. The cost of services provided increased by R$152.2 or 7.7%, mainly as a result of interconnection expenses, of increased mobile traffic using the “15” code (Carrier Selection Code), of customer services, advertising and TV content, in addition to the rental of last mile traffic and backbone equipment from other carriers, of infrastructure (ruracel and EILD) and of poles and pipes. These effects were partly offset by the decrease in expenses on supplies, as a result of the decrease in telephone card expenses after the change in the inductive cards mix, with increased sales of 40-unit inductive cards over 20-unit cards, as well as the decrease in the production plant’s supplies as a result of the lower volume of construction/maintenance services performed on the cabling system and the rearrangement of poles.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

March 31, 2008

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

3. The negative financial result improved by R$24.2 million, or 28.2%, mainly justified by the elimination of CPMF expenses after its extinguishment in January 2008, by the positive result from hedge (swap) and CDB operations. These effects were partly offset by the payment of interest amounts to BNDES.

4. Operating income decreased 6.3% as compared to the same prior year period. This is partly due to the increase in operating expenses, especially those relating to fixed-mobile interconnection services carried out with other carriers, rental of infrastructure, last mile and backbone from other carriers, offset by the increase in revenues, mainly from packet data switching services and from Speedy and TV services.

5. Physical data (*)

Changes in the major physical data:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

March 31, 2008

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

6. Investments

The Company confirms its long-term commitment to the Telefonica Group in Brazil aimed not only at maintaining and expanding the traditional services to the society in general but also at offering new services and better serving its customers.

Up to March 31, 2008, the Company invested the consolidated amount of R$413.0, and until March 31, 2008, the new commitments with capital expenses are as follows:

March 2008 closed with a total 11,931,882 lines in operation, 74% of which refers to residential customers, 14% to non-residential customers, 6% to corporate customers, and the remaining to own lines and Public Phones.

6.2 Public use telephony (*)

The Company has a Public Use Telephone plant with 250,314 units, to meet the demands of the São Paulo state population and the requirements of the regulatory agency.

6.3 Internet

In February 2008, the Company pioneered in launching optic fiber internet access (Fiber to the Home – FTTH) to the residential segment in the Jardins neighborhood in São Paulo. In addition to internet connection at 8, 16 and 30 Mb, the Company now also offers packages including Wi-Fi network, Digital TV and 2000 monthly minutes in local and interstate calls, security packages, caller ID service, technical assistance services and dedicated call center.

(*)Not reviewed by independent auditors.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

March 31, 2008

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

7. ANATEL

7.1 Goals

The quality and universalization goals of the Fixed Switched Telephone Services (STFC) are available for the society follow-up on the National Communications Agency (ANATEL) site, at www.anatel.gov.br.

7.2 Concession contract

The STFC concession contract was extended on December 22, 2005 for a further 20 years, and may be amended on December 31, 2010, December 31, 2015 and December 31, 2020. This condition enables ANATEL to establish new provisions and goals for purposes of universalization and quality, considering the conditions prevailing on the occasion.

8. Corporate restructuring processes in 2007 and 2008.

8.1 Acquisition of Navytree Participações S.A.

On October 31, 2006, the Company and Abril Group entered into several commercial and operating agreements, which defined the acquisition of: (i) all the MMDS (Multichannel Multipoint Distribution Service) and broadband operations, and (ii) shareholdings, observing the limit provided for by ruling legislation, in cable TV operators controlled by the Abril Group inside and outside the state of São Paulo.

On October 31, 2007, the Executive Board of ANATEL concluded the regulatory analysis of the association between Abril Group and Telesp, and approved the operation. The process will be analyzed by CADE (Brazilian Antitrust Agency) focusing on competition aspects. The final acquisition price of 100% of Navytree’s capital was R$909.1 million.

8.2 Capital increase in Navytree Participações S.A.

On February 29, 2008, the Company contributed capital to Navytree with shares held in the capital of A.Telecom. As a result of this operation, A.Telecom has become a wholly-owned subsidiary of Navytree.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

March 31, 2008

(In millions of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

9. Alternative fixed telephony plans (*)

The alternative fixed telephony plans optimize the installed capacity of Telesp, promote customers’ loyalty and better serve the different market segments offering more adequate alternatives for access to fixed telephony services. In the first quarter of 2008, the base of alternative plans represented 48% of total lines in operation. The Minute Plans, which offer progressive discounts based on the contractual number of minutes, are available for fixed-fixed, fixed-mobile and interstate long-distance calls.

Trio Telefônica is the joint offering of pay-TV, broadband and local call services, launched by the Company in August 2007. Offered throughout the Company’s concession area, these combo services represent a differentiated market option due to their flexibility in combining TV packages and broadband speeds. Subscribers may choose from mini-packages divided into channel categories, such as knowledge, children-oriented, entertainment, action, world and movies. In October 2007, the Company launched packages including GloboSat’s content and established a commercial and operational partnership with TVA, strengthening and expanding even more its integrated pay-TV offering.

Broadband services are offered though ASDL and MMDS technologies under the “Speedy” and “Ajato” brand, respectively. In the first quarter of 2008, the number of customers totaled 2,165,980, up 4.7% from the fourth quarter of 2007. When compared to March 2007, the number of accesses grew by 477 thousand, or 28.2%, in line with the growth pace recorded in the past quarters. Investments in broadband telephone services have been a priority and strengthen Telesp’s commitment to its customers to expand the offer and quality of its products and services, always allowing for a better service and rendering the Company more competitive.

(*)Not reviewed by independent auditors.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

March 31, 2008

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

10. Migration from pulses to minutes

At March 31, 2007, the Company started a process of migration of the collection system from pulses to minutes, according to renewal of the Concession Contract, which was concluded at July 31, 2007. In addition to the basic plan, the Company offers the PASOO plan (mandatory alternative plan):

11. Tariff adjustment on July 17, 2007

Increase in the fixed-to-fixed tariff rates through Rulings No. 66,028 and 66,031 – The National Telecommunications Agency (ANATEL) approved the tariff increase percentages for the STFC, as per criteria established in the Local and National Long-Distance Concession Contracts, effective as of July 20, 2007. The tariff increases were the same for Local and LDN, namely 2.21% .

Increase in the fixed-to-mobile tariff rates through Ruling No. 66,029 – The National Telecommunications Agency (ANATEL) approved the increase of 3.29% for calls made between fixed and mobile telephones (VC1, VC2 and VC3) in all of TELESP’s concession area, sectors 31, 32 and 34 of Region III. On this same date, ANATEL approved an increase of 2.25% in the fixed-to-mobile interconnection tariff (VUM), referring to VC1, VC2 and VC3. These increases became effective as of July 20, 2007.

12. Additional information

For further details on the Company’s performance, please refer to the “Press Release” available on www.telefonica.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	May 20, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director